

# Barry Large · 2nd

Partner at Dynamo Venture Capital

Chattanooga, Tennessee, United States · 500+ connections ·

[Contact info]

 **Dynamo Accelerator and Fund**

 **Samford University**

## Experience


**Partner**
Dynamo Accelerator and Fund
Mar 2016 – Present · 5 yrs 2 mos

We invest in extraordinary founders building startups in supply chain and mobility. We are equipped to support founders through the seed stage in their effort to transform global trade and commerce. Please email hello@dynamo.vc to chat!


**Partner**
Lamp Post Group
2010 – Present · 11 yrs


**Member Board Of Directors**
Chattanooga Whiskey
Jan 2018 – Present · 3 yrs 4 mos


**Member of the Board of Directors**
Reliance Partners
Feb 2009 – Present · 12 yrs 3 mos


**Member of the Board of Directors**
Steam Logistics
Nov 2012 – Present · 8 yrs 6 mos

Show 2 more experiences ⌄

## Education


**Samford University**
Bachelor of Arts - BA, History
1996 – 2001


**Samford University**
Bachelor of Science (B.S.), Business Administration and Management, General
1996 – 2000



